

August 11, 2011

Via E-mail
Jeffrey P. Foster
Senior Vice President – Chief Legal Officer
U-Store-It, L.P.
460 East Swedesford Road, Suite 3000
Wayne, PA 19087

Re: U-Store-It, L.P.
Form 10-12G
Filed July 15, 2011
File No. 000-54462

Dear Mr. Foster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   We note your disclosure on page 82 that your dividends are partially dependent on your FFO. We also note that your credit facility restricts your dividends to 95% of your FFO. Please tell us if management considers FFO to be a key performance measure. If so, please include such measure and the appropriate reconciliation in future Exchange Act filings, as applicable.

Item 2. Financial Information, page 25

Management's Discussion and Analysis of Financial Condition, page 27

3.   Please revise to include a discussion of the changes in your net income with your result of
        operations disclosure or advise.

Liquidity and Capital Resources, page 42

4.   We note that you have over $160 million in mortgages and notes due in 2012.
        Considering the amount, please clarify how you will satisfy the noted obligations.
        Discuss your specific expectations regarding the use of additional equity offerings by
        your general partner, the credit facilities disclosed on page 43, and/or refinancings.

At The Market Program, page 44

5.   In future Exchange Act filings, as applicable, please disclose the amount sold during the
        reporting period and the average share price and net proceeds associated with such sales.

Item 3. Properties, page 46

6.   On pages F-6 and F-19 you indicate that you have self-storage facilities in the United
        Kingdom even though your disclosure here does not mention such presence. Please
        revise to reconcile your disclosure or advise.

Note 11. Commitments and Contingencies, page F-35

7.   We note your disclosure on page 81 regarding your outstanding legal proceedings.
        Please tell us how you have complied with ASC 450 regarding the Amsdell law suit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at 202-551-3468 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or Duc Dang, Attorney-Advisor at 202-551-3386 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Timothy Martin